

Mail Stop 7010

July 25, 2006

Glenn H. Epstein
Chairman of the Board and Chief Executive Officer
Intermagnetics General Corp.
450 Old Niskayuna Road
Latham, New York 12110

Re: Intermagnetics General Corp.
Schedule 14A
Filed June 30, 2006
File No. 1-11344

Dear Mr. Epstein:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please note that all written soliciting materials, including emails or scripts to be used in soliciting proxies over the telephone, must be filed under cover of Schedule 14A. Please refer to Item 14a-6(b) and (c) and confirm your understanding.

2. Please file your proxy card with the next amendment.

Letter to Stockholders and Notice of Special Meeting of Stockholders

3. Please revise your description of the merger to state simply that Philips Holding will acquire you through a merger and you will cease to exist as an independent public company.

4. In the Letter to Stockholders, please disclose along with the board's recommendation that it will directly benefit from the merger. Make similar revisions in all applicable places in the proxy statement.

Summary, page 1

5. We note your statement on page 2 that a stockholder that desires to exercise its appraisal rights must not vote in favor of the merger. However, please disclose whether a stockholder's failure to vote against the proposal will constitute a waiver of its appraisal rights. We note the disclosure on page 33 that a stockholder who votes by proxy and who wishes to exercise appraisal rights must vote against adoption of the merger agreement, or abstain from voting on the adoption of the merger agreement.

Background of the Merger, page 14

6. In the fifth paragraph, please be more specific about the materials provided to Philips.

7. Please refer to the sixth paragraph on page 14. To the extent known, please disclose the reasons why Mr. Nolan told Mr. Epstein that Philips would not be making an offer for Intermagnetics. For instance, was it because of the inability to agree on an offer price? Please elaborate on the further conversations that they had after the initial $23.33 offer. Disclose whether Mr. Epstein proposed another specific price.

8. Please disclose whether Intermagnetics considered any other strategic transactions and/or business combinations with any other company. If so, disclose what these were and why they were disregarded.

9. We note the disclosure in the last paragraph on page 14. Please describe each meeting held in connection with the proposed transaction, including the date of the meeting, the issues addressed at the meeting, the identities of all individuals that attended the meeting, and appropriate disclosure about any actions that resulted from the meeting.

10. We note that the non-binding indication of interest from Philips stated that it was willing to pay approximately $28 per share. Please disclose which party proposed that price. Please do the same for the $27.50 price proposed on May 22.

11. Please explain the reasons for lowering the proposed price from $28 to $26 on May 19, 2006.

12. Please disclose the long-term prospects and challenges considered by your management and the board.

13. In the fifth paragraph on page 16, please disclose how the remaining open issues were resolved.

Reasons for the Merger; Recommendation of Our Board of Directors, page 17

14. With respect to each of the factors listed for recommending the merger and those disfavoring the merger, please provide a reasonably detailed discussion and clearly elaborate on the conclusions drawn by the board as to the benefits or detriments of each factor.

15. Please disclose when the twelve-month high for the common stock occurred.

Opinion of Our Financial Advisor, page 19

16. Please submit for staff review all material prepared by Bank of America and provided to you. Provide all transcripts, summaries and board books. We may have further comments upon reviewing these materials.

17. Please disclose how Bank of America selected the companies used in its selected companies and selected transactions analyses. Disclose whether any companies meeting these criteria were excluded from the analyses.

18. Please explain why a range of discount rates from 20% to 25% is appropriate.

19. Please describe in more detail any material relationship between you and Bank of America in the past two years as well as the compensation paid to Bank of America during this time period. Please refer to Item 1015(b)(4) of Regulation M-A.

Miscellaneous, page 25

20. Please disclose the other analyses done by Bank of America in rendering its opinion or delete the reference.

21. Please also disclose the portion of the financial advisor's fee that is contingent upon the consummation of the merger.

Governmental and Regulatory Approvals, page 27

22. Please disclose the status of the regulatory approvals sought from the anti-trust authorities.

Conditions to the Merger, page 43

23. Briefly describe the facts under which you may waive the conditions to the merger, and any circumstances under which you would re-solicit shareholders' votes, including amendments to the merger agreement.

<u>Closing Comments</u>

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Craig Slivka, Staff Attorney, at (202) 551-3729 or in his absence Chris Edwards, Special Counsel, at (202) 551-3742 with any questions.

Sincerely,

Assistant Director
Pamela A. Long

CC: Matt Levine, Esq.
       212.403.2000